Exhibit 99.34
FLOOD ZONE DETERMINATION AGREEMENT
This Flood Zone Determination Agreement dated September 1, 2006, is between Fidelity National Insurance Services, a California corporation (“Client”), with principal offices located at 10301 Deerwood Park Blvd., Suite 100, Jacksonville, Florida 32256 and FNIS Flood Services, L.P., a Delaware limited partnership with principal offices located at 1521 North Cooper Street, Suite 400, Arlington, Texas, 76011 (“FNIS”), through its LSI Flood Services division (“LSI”) (FNIS and LSI shall collectively be referred to as “LSI”).
Terms and Conditions
1.	Background. This Flood Zone Determination shall include these Terms and Conditions, the Schedule of Supplemental Terms and Conditions, and the Client Information Addendum attached hereto (all of which are incorporated herein by this reference and collectively comprise and shall be referred to herein as this “Agreement”). Subject to the terms and conditions of this Agreement, Client shall order from LSI flood zone determinations, CBRA audits, and related information and reports (collectively, the “Services”) for insurance inquiries from Client’s designated customers (“Agents”). All information provided by LSI or its suppliers to Client in conjunction with the Services shall be referred to herein as “Provider Information.”

2.	Basic Service: For each property referred to LSI by Client, LSI shall: (a) make a determination, given the best information available, as to whether the improvements on the Subject Property (as defined in Section 4 below) are located in a Special Flood Hazard Area (“SFHA”) as set forth on the applicable Federal Emergency Management Agency (“FEMA”) flood map effective at the time of the determination; and (b) deliver a report (“Certification”) to Client of such determination on a Standard Flood Hazard Determination Form. Client may use the Certification in connection with rating individual insurance policies.

3.	Orders. Client orders and LSI Certifications shall be transmitted via mutually acceptable electronic or other means. Client shall furnish a correct and complete property street address and, if upon request by LSI, where available, a legal description and/or a tax parcel number (the “Subject Property”) for each order. Client acknowledges that LSI: (a) shall have no responsibility to verify that the legal description or tax parcel number matches the street address furnished by Client for the Subject Property; and (b) will use the street address furnished by Client to locate the Subject Property even in case of a conflict between the street address and either the legal description or the tax parcel number furnished by Client. Normally, LSI will deliver an automated Certification within 15 seconds of receipt of a order. LSI will deliver manual Certifications between four (4) and twenty-four (24) hours with up to ten percent (10%) which may require additional research time. LSI will use commercially reasonable efforts to deliver no less than 75% of the Certifications in automated form. In the event of a manual Certification with a response time of more than 24 hours, LSI shall notify Client of a delay in processing (e.g., additional research may be required), excluding Saturdays, Sundays and national banking holidays.
4.	Charges: Client shall pay the applicable charges then prevailing for the various Services requested using an account code assigned by LSI to Client (the “Client Account Code”) and a password created by Client (the “Password”). LSI will submit monthly written invoices to Client. Payment by Client shall be due within thirty (30) days from the invoice date. If any payment is not made when due, then Client shall pay a late payment fee of twenty dollars (S20.00) per occurrence, plus a finance charge of one and a half percent (1.5%) per month or, if less, the maximum amount allowed by applicable law. Client shall pay a fee of twenty-five dollars ($25.00) for each check returned (e.g., for non-sufficient funds or account closed). Client may be billed for out-of-pocket costs incurred by LSI to perform expedited service requested by Client. Client is responsible for paying, or reimbursing LSI for, all taxes that may be imposed in connection with the Services furnished to Client by or for LSI, excluding therefrom only taxes based on net income of LSI.

5.	Certain Remedies: If Client is delinquent more than sixty (60) days in any payment or has otherwise breached any term of this Agreement and has not notified LSI of a dispute, LSI shall have the unrestricted right to suspend or terminate Services, with 30 days prior notice, except any orders currently in process. Should LSI, suspect or become aware of any past or continuing misuse or unauthorized use of any Client Account Code, Password or system used to access Services, then LSI reserves the right to cancel Client Account Codes/Passwords and terminate access to Services upon thirty (30) days notice to client. All orders currently in process will be completed.

6.	Compliance with Law: Client agrees that it will comply with all applicable federal, state and local laws, rules, and regulations, as amended from time to time, as they relate to its requests for and use of the Services, including any required disclosures to Client’s consumer customers (“Consumers”). LSI agrees that it will comply with all applicable federal and state laws, rules, and regulations, as amended from time to time, as they relate to its provision of Services.

7.	Consumer Information: Client and LSI agree that each shall comply with its respective responsibilities to protect the nonpublic personal information of Client’s Consumers as required by Subtitle A of Title V of the Gramm-Leach-Bliley Financial Modernization Act of 1999 (15 U.S.C. 6801 et seq.), as it may be amended from time to time, and the rules and regulations promulgated thereunder (the “Privacy Act”). Specifically:
A.	Client shall disclose the “nonpublic personal information” (as defined under §509 of the Privacy Ant) of a Consumer (“Consumer Information”) to LSI only under circumstances in which, and for purposes for which, it is permissible to do so under the Privacy Act; and

B.	LSI, a “Service Provider” (as defined under the Privacy Act) shall:
1.	utilize and disclose Consumer Information exclusively for the purposes contemplated by this Agreement and for no other purposes whatsoever;

2.	disclose Consumer Information to no person or entity except those of LSI’ employees, agents, and other representatives, or to subcontractors, licensors or vendors, whose access to the information is necessary to accomplish the purposes of this Agreement;

3.	protect Consumer Information with all measures reasonably necessary to secure the information from unauthorized or improper disclosure, dissemination or use; and

4.	not disclose such information to any other person that is a nonaffiliated third party of both Client and LSI unless such disclosure would be lawful under the Privacy Act if made directly to such other person by Client.
8.	Certain Limitations on Use: All Provider Information furnished by both parties for LSI in response to Client requests for Services is for the exclusive use of the parties solely in connection with the transaction for which it is ordered. Both parties shall at all times hold Provider Information and other non-public proprietary business information of each other in strict confidence and disclose it only to persons with a “need to know” and whose duties reasonably relate to the legitimate business purposes for which such information is obtained. Neither party shall not sell, transfer, license or sublicense to third parties any Provider Information except as may be specifically permitted in this Agreement. Neither party shall capture, start or use copies of any Provider Information except as necessary for archiving or document retention purposes related to the transaction for which it is ordered. Provider Information shall not be used to build or to validate any electronically searchable database of consumer or real estate related information.

9.	Security of Provider Information: Client is responsible to take precautions to secure any system or device used to access Services and to protect all Provider Information furnished by or for LSI. Without limiting the generality of Client’s responsibility, Client agrees to adhere to the requirements set forth below.
a. Client’s Account Codes/Passwords shall be secured and disclosed only to authorized personnel.
b. Client’s Account Codes/Passwords shall not be discussed by telephone to any unknown caller.

c. Client shall provide adequate physical security and network security (e.g., firewalls, network monitoring, encryption, user authentication and access controls, etc.) for any system operated by or for Client to obtain Services or to transmit or store Provider Information.
d. Client shall review, monitor and update its systems and procedures for security issues as frequently as necessary to ensure the integrity and effectiveness of its security measures.
e. Client shall secure hard copies and electronic files of Provider Information and protect them against release or disclosure to unauthorized persons.
f. Client shall shred, erase or otherwise destroy copies of Provider Information, when no longer needed and when it is permitted to do so by applicable federal, state and local regulation(s).
g. Client shall immediately notify LSI if Client knows or has reason to know of any unauthorized access to or use of any Services. Client acknowledges that if Client’s system is used improperly, or if any unauthorized personnel use Client’s assigned Account Codes/Passwords, then Client may be held responsible for financial losses, fees, or monetary charges that may be incurred.
Third-party Remote Access System: If Client is set-up to deliver orders for Services to, and to receive Provider Information from, LSI via one or more third-party networks or web-sites (each a “Third-party Remote Access System” or “TPRAS”), then the following shall be applicable: (a) LSI may accept a Client order by delivery of the requested product, a confirmation notice, or, if applicable, a time service delay notice; (b) Client’s use of any TPRAS shall be governed by the provider’s terms of service, policies, and procedures applicable to the use thereof; (c) LSI may terminate Client’s use of any TPRAS to request or receive Services at any time, in LSI’s sole discretion, without notice by, or liability to, LSI; and (d) LSI assumes no liability or responsibility for the performance or non-performance of any TPRAS provider.
10.	Warranties/Indemnities.
Standard of Care; Indemnification. LSI agrees that LSI’s response to an Order, but not an Automation Only, Not Indemnified Audit, shall state correctly, as of the date of the response, whether or not the Maps show the Property Address (specifically the Insurable Structures at that Property Address) to be located in a Special Flood Hazard Area (“SFHA”). The flood zone determination is based upon an examination of the then current Flood Insurance Rate Maps and Flood Hazard Boundary Maps as published by the Federal Emergency Management Agency (FEMA) as well as other sources of information as required by Federal law.. This flood determination is provided solely for the use and benefit of the Client in order to comply with the 1994 Reform Act and may not be used for or relied upon by any other entity or individual for any purpose, including, but not limited to deciding whether to purchase a property or determining the value of a property. LSI shall have no obligation if there is any error in a FEMA map, or if there are delays in FEMA map distribution. LSI assumes no responsibility for the effect of Letters of Map Amendment or Letters of Map Revision (collectively, the “LOMR”) on LSI’S determination. LSI will use its best efforts to obtain current LOMRs as issued by FEMA. LOMRs obtained by the owner, borrower or Client may be forwarded to LSI for certificate updates at no charge.
Under this Agreement, LSI will hold Client harmless from and against any and all losses, claims, and damages, which result from the negligent performance of the Flood Services provided by LSI to Client. However, this indemnification and hold harmless is expressly limited to claims within the scope of the Flood Act and by the following subsections:
1.	Regulatory. LSI shall reimburse Client for any regulatory fine or penalty imposed upon Licensee by a government regulatory agency as a direct result of LSI’s breach of the warranty set forth in Section 5, provided, however, that Client has promptly notified LSI of the proposed agency action or hearing that could result in the imposition of such a fine or penalty, and has permitted LSI (if LSI in its discretion so chooses) to participate and appear in any such hearings or actions. This reimbursement obligation is limited to the regulatory maximum or the actual fine or penalty, whichever is less.

2.	Flood Damage Remedies if in SFHA. If (A.1) Client fails to require, make or renew a flood insurance policy to the Potential Policy Holder (Borrower) because response to that Order was incorrect, for the Property Address shown on that Order, and (A.2) on the date flood damage occurs at the Property Address, the Potential Policy Holder is still the owner of the Property Address, no flood insurance covering the Property Address is in effect, no other insurance covers the flood damage, and the Maps current as of the date of LSI’s response to the Order show the Property Address was as of that date in a SFHA, and (A.3) Client is found legally liable to the Potential Policy Holder for such flood damage due to failure to notify the Potential Policy Holder that the Property Address is in a SFHA, and (A.4) before the Flood Date, neither LSl nor any other source shall have notified Client that the Property Address is in a SFHA and (A.5) after LSI’s response to that Order but before the Flood Date, there shall not have been flood damage at the Property Address; and (B) LSI’S response to that Order states incorrectly that the Maps do not show the Property Address to be in a SFHA as of the date of such response, then (C) LSI shall be liable to Client for the lesser of the following: (1) the amount that would have been paid for the flood damage under the terms and limits of the Standard Flood Insurance Policy that would have covered the Property Address had LSI correctly notified Client, but limited to the maximum available under the National Flood Insurance Program for the Property Address, (2) Client’s total losses and liabilities resulting from such flood damage, or (3) Two Hundred Fifty Thousand Dollars ($250,000) for residential properties or Five Hundred Thousand Dollars ($500,000) for commercial properties. Any financial assistance provided or to be provided by any governmental or private agency as a result of the flood shall be subtracted from the amount that LSI is otherwise obligated to pay provided, it is for (a) damages that would have been covered under a Standard Flood Insurance Policy and (b) damages that are less than the NFIP’s maximum coverage available.
3.	Remedies if in CBRA or OPA. LSI’s liability shall be limited to the following: If the insurable improvements on a property were in a CBRA or Otherwise Protected Area (as defined by the applicable federal law) according to the effective FIRM on the date of a Flood Hazard Determination and; (a) Company incorrectly certified that the Property was not in a CBRA or Otherwise Protected Area as of that date, (b) a flood loss occurs to the Property, (c) a flood insurance policy has been issued on the Property based on Company’s erroneous Determination but the claim has been denied because the Property is located in a CBRA or Otherwise Protected Area (d) Property Owner was not given actual notice that the Determination was in error more than thirty days before the flood loss occurred, then, Company will be liable for any loss incurred by Property Owner up to the amount that would have been paid for the flood loss (not of standard minimum deductibles) under a NFIP flood insurance policy (up to the maximum payable for such loss as of the date of the Flood Hazard Determination assuming the Property were not in a CBRA or Otherwise Protected Area). Notwithstanding the foregoing, in no event shall LSI bear responsibility for any discrepancy in how CBRA or OPA areas are depicted on the FIRM and how they appear on the official Coastal Barrier Resources System maps from the US Fish and Wildlife Service.

4.	Remedies if Not in SFHA. If (A.1) Client makes or requires a flood policy to the Policy Holder (Borrower) stated on Order, for the Property Address shown on that Order, and (A.2) Client is legally liable to the Policy Holder for incorrectly notifying the Borrower that the Property Address is in a SFHA; and (B.1) LSI’s response to that Order states incorrectly that the Maps show the Property address to be in a SFHA as of the date of such response for the Property Address, when in fact the Maps current as of the date of LSI’s response show the Property Address was as of that date not in a SFHA, and (B.2) neither LSI nor any other source shall have notified Client that the Property Address is not in a SFHA before the policy application is submitted then (C) LSI shall only be liable to the Client for the cost of an elevation certificate and all Standard Flood Insurance Policy premiums paid by the Policy Holder (if any) to cover the Property Address, for up to one policy year.
5.	Mis-rated SFHA. If the policy is is-rated due to LSI reporting an incorrect SFHA zone for the Property Address, then LSI shall only be liable to Client for the difference in flood insurance premium, if the correct rating is in a higher-risk zone.

6.	Insurance. Performance under the above is guaranteed by a claims made E&O Insurance policy. LSI agrees to keep in full force and effect, a $10 million Errors and Omissions Liability Insurance Policy, issued by a company having an “A” or equivalent rating by Best. Client will be provided with a certificate of insurance for the E&O policy and notice if the policy lapses.

7.	Submission of Claims. Claims related to LSI Certifications or Life of Loan Services shall be submitted to LSI within ninety (90) days of (1) the date of the uninsured loss; or (2) the date Mortgagee or Borrower discovers that the insurable improvements are in a Special Flood Hazard Area, whichever is greater. Failure to notify LSI of any claim within the applicable ninety (90) day period shall release LSI of any obligation with respect to any such claim for which timely notice was not given. For Certifications issued and Life of Loan Services obtained during the term of the Agreement, the provisions of this Section 11 shall survive termination or expiration of the Agreement, provided that required notices are timely given to LSI.

8.	Disclaimer. The Provider Information furnished by or for LSI has been obtained from sources deemed reliable. However, LSI and its suppliers do not guarantee: (1) the accuracy or completeness of Provider Information or any Service, except as provided in this Section 11; or (2) that the furnishing of Services will be uninterrupted for any orders not transmitted by Client. CLIENT ACKNOWLEDGES AND AGREES THAT, EXCEPT AS PROVIDED IN THIS SECTION 11, LSI MAKES NO WARRANTY, REPRESENTATION OR UNDERTAKING, AND SHALL HAVE NO LIABILITY TO CLIENT (OR ANYONE CLAIMING THROUGH CLIENT) WITH RESPECT TO ANY LSI FLOOD HAZARD WARRANTIES OF ANY KIND, WHETHER EXPRESS, IMPLIED OR PROVIDED BY LAW, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES RELATING TO FITNESS FOR A PARTICULAR PURPOSE OR

MERCHANTABILITY. IN NO EVENT SHALL LSI BE LIABLE TO ANY PERSON OTHER THAN CLIENT.
These warranties/indemnities shall survive the termination of this Agreement

11.	Limitation of Liability. EXCEPT AS SET FORTH IN THIS AGREEMENT, UNDER NO CIRCUMSTANCES WILL LSI HAVE ANY OBLIGATION OR LIABILITY TO CLIENT HEREUNDER, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, WARRANTY, OR OTHERWISE, FOR ANY INCIDENTAL, SPECIAL OR CONSEQUENTIAL PUNITIVE, OR EXEMPLARY DAMAGES INCURRED BY CLIENT, REGARDLESS OF HOW SUCH DAMAGES MIGHT ARISE, INCLUDING, BUT NOT LIMITED TO, LOSS OF REVENUE, LOST PROFITS, LOSS OF REPUTATION, LOSS OF DATA, INJURY TO PROPERTY, COST OF CAPITAL, COST OF SUBSTITUTE PROPERTY, OR CLAIMS OF CLIENT FOR SUCH DAMAGE, EVEN IF LSI WAS AWARE OF THE POSSIBILITY OF SUCH DAMAGES.

12.	Indemnification. Client shall indemnify and hold LSI harmless from any liability, damages, cost or expense, including reasonable attorneys’ fees and costs, arising out of or resulting from: (a) Client’s use of the Services; and (b) Client’s negligence, malfeasance, or tortious conduct. Such indemnities shall survive any termination or expiration of this Agreement. LSI shall indemnify and hold Client harmless from any liability, damages, cost or expense, including reasonable attorneys’ fees and costs, arising out of or resulting from LSI’s negligence, malfeasance, or tortuous conduct. These indemnities shall survive any termination or expiration of this Agreement.

13.

14.	Intellectual Property: Without the prior written consent of the owner thereof, neither party shall use, or permit its employees, agents or subcontractors to use, the trademarks, service marks, logos, names or any other proprietary designations, whether registered or unregistered, of the other. Nothing in this Agreement shall be deemed to grant either Party any right, title or interest (including any license, sublicense, copyright interest, or other proprietary right) in or to, any form, process or computer program utilized in the delivery of the Services for the other.

15.	Equitable Relief: In the event that either party breaches its obligations of confidentiality or its obligations regarding the unauthorized use of any Service or any name, intellectual property or proprietary information, each party acknowledges that LSI may be irreparably injured by such breach and shall be entitled to equitable relief, including injunctive relief and specific performance. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement, but shall be in addition to all other remedies available at law or in equity.

16.	Force Majeure: None of LSI or Client shall be liable for any delay or failure to perform under this Agreement (other than for payment obligations hereunder) if and to the extent that such delay or failure is caused by events beyond the reasonable control of such person including, without limitation, acts of God or public enemies, labor disputes, equipment malfunctions, computer downtime, software defects, material or component shortages, supplier failures, embargoes, rationing, acts of local, state or national governments or public agencies, utility or communication failures or delay, fire, earthquakes, flood, epidemics, riots or strikes. Each party agrees to strive to develop and maintain adequate backup systems, procedures and resources to assure their respective performance.

17.	Entire Agreement; Amendments; Severability Waiver: This Agreement sets forth the entire understanding and agreement between LSI and Client and supersedes any prior or contemporaneous oral or written agreements or representations regarding the subject matter hereof. No other changes in this Agreement may be made except in a writing executed by an officer of LSI and an officer of Client. Any invalidity, in whole or in part, of any provision of this Agreement shall not affect the validity of any other part of its provisions. No term or provision hereof shall be deemed waived and no breach excused unless such waiver or consent shall be in writing and signed by the party claimed to have waived or consented.

18.	Notices: Any notice that either party may desire to give to the other party must be in writing and may be given by personal delivery, by mailing the same registered or certified mail, return receipt requested, postage prepaid, or by Federal Express or other reputable overnight delivery service, to the party to whom the notice is directed at the address of such party hereinafter set forth, or such other address and to such persons as the parties may hereafter designate. Any such notice shall be deemed given upon receipt if by personal delivery, three (3) business days after deposit in the United States Mail, if sent by mail pursuant to the foregoing, or one (1) business day after timely deposit with a reputable overnight delivery service.

To LSI:	LSI Flood Services
1521 North Cooper Street
Suite 400
Arlington, TX 76011
Attn: Mark Reedy
Fax: (800) 662-6347

With a copy to:	FNIS Flood Services, L.P.
601 Riverside Avenue
Jacksonville, FL 32204
Attn: Legal Department
Fax: 904-854-4207

To Client:	Fidelity National Insurance Services
10301 Deerwood Park Blvd, Suite 100
Jacksonville, FL 32256

Attn: Mark Davey
Fax: ( )
19.	Parties in Interest: This Agreement shall inure solely to the benefit of Client and LSI, and no provision hereof is intended or shall be construed to provide or confer upon any other person or entity any direct, third party beneficiary or other derivative legal or equitable right, interest, remedy, benefit or claim arising from or in connection with the respective responsibilities, obligations and liabilities of Client and LSI.

20.	Governing Law; Venue; Attorneys’ Fees: This Agreement, and all of the respective rights, duties, responsibilities, obligations and liabilities or the parties hereto, shall be interpreted and construed pursuant to and in accordance with the internal laws (but not the conflicts of law) of the State of Florida. Any action brought in Connection with this Agreement shall be brought in a court of competent jurisdiction located in Duval County, Florida. Should any arbitration, legal action or proceeding be commenced by either party in order to enforce this Agreement or any term hereof, or in connection with any alleged dispute, breach, default or misrepresentation in connection with any provision hereof, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred arising under such arbitration or proceeding, including costs of investigation, experts, negotiation and preparation of any settlement arrangements, in addition to such other relief as may be granted.

21.	Assignment. Neither this Agreement nor any rights or obligations hereunder may be assigned by Client or LSI without the prior written consent of the other. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Neither the terms of this Agreement nor any performance hereunder shall be construed to create any rights in any person other than the parties to this Agreement.

FIDELITY NATIONAL INSURANCE SERVICES	FNIS FLOOD SERVICES, LP
/s/ Patricia E. Templeton-Jones	/s/ Mark Reedy

Authorized Signature	Authorized Signature

Name: Patricia E. Templeton-Jones	Name: Mark Reedy
Title: Vice President	Title: General Manager

Date: 9/1/06	Date: September 11, 2006